EXHIBIT 99.1
Telkom SA Limited
(Registration number: 1991/005476/06)
(ISIN number: ZAE000044897)
JSE and NYSE share code: TKG
(“Telkom” or “the company”)
Acquisition of MWEB Africa and majority equity stake in MWEB Namibia
Telkom International (Proprietary) Limited, a wholly-owned subsidiary of Telkom, today announced it has entered into agreements to acquire 100% of MWEB Africa Limited (“MWEB Africa”) and 75% of MWEB Namibia (Proprietary) Limited. The purchase price for the MWEB Africa group including AFSAT and MWEB Namibia is US$63 million (approximately R610 million). These shareholdings will be acquired from Multichoice Africa Limited and MIH Holdings Limited respectively, which are members of the Naspers Limited Group.
MWEB Africa is an internet services provider in Sub-Saharan Africa (excluding South Africa) and also provides network access services in some countries. Although its operations are largely focused on corporate customers, MWEB Africa’s predominantly satellite-based internet access offerings allows the company to reach a wide range of customers, many of whom are not reached by traditional fixed-line infrastructures.
The MWEB Africa group is headquartered in Mauritius with operations in Namibia, Nigeria, Kenya, Tanzania, Uganda and Zimbabwe, an agency arrangement in Botswana and distributors in 26 Sub-Saharan African countries.
The successful conclusion of the agreements being entered into is subject to conditions precedent, including regulatory approvals being obtained in certain African jurisdictions.
10 November 2008
Pretoria
Sponsor: UBS South Africa